UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 6-K/A
                           Amendment No. 1 to Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the Month of August, 2003


                              Koor Industries Ltd.
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                 (Translation of registrant's name into English)

           14 HAMELACHA STREET, PARK AFEK, ROSH HA'AYIN 48901, ISRAEL
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                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               FORM 20-F    X                FORM 40-F
                         -------                        -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

               YES                           NO     X
                    -------                      -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

                                EXPLANATORY NOTE


    This amendment on Form 6-K/A amends and restates in its entirety Koor's Current Report on Form 6-K furnished to the Securities and Exchange Commission on August 29, 2003.


                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        /s/    Shlomo Heller
                                        --------------------------------------
                                        By:    Shlomo Heller
                                        Title: General Counsel and
                                                 Company Secretary


Dated:  September 2, 2003


Description                                                              Exhibit

  A.        Koor Industries Limited Interim Consolidated Financial
            Statements (Unaudited) as at June 30, 2003.                    A

  B.        ECI Telecom Ltd. Interim Consolidated Financial Statements
                (Unaudited) as at June 30, 2003.                           B